

05008927

RECEIVED
2005 JUN 14 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Caracas May, 19 2005

COMMISION FILE
No. 82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
**Commission File No. 82-3080**

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,



Rodolfo García
Alternate Judicial Representative

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL



# Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries

**Report of Independent Accountants and Consolidated Financial Statements in U.S. Dollars, Prepared in Accordance with International Financial Reporting Standards (IFRS)**
**September 30, 2004, 2003 and 2002**

# Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
## Consolidated Balance Sheet
## September 30, 2004, 2003 and 2002

| *(Thousands of U.S. dollars)* | **2004** | **2003 •** | **2002 •** |
|---|---|---|---|
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | 45.888 | 38.049 | 34.307 |
| Trading securities | 914 | 1.248 | - |
| Accounts receivable | | | |
| Trade and other | 109.613 | 43.924 | 31.247 |
| Related companies | 37.334 | 6.929 | 2.121 |
| Advances to suppliers | 6.334 | 4.102 | 2.631 |
| Inventories | 68.087 | 34.608 | 25.125 |
| Prepaid expenses, deferred income tax and other current assets | 5.449 | 3.218 | 1.842 |
| Total current assets | 273.619 | 132.078 | 97.273 |
| Revalued property, plant and equipment, net | 376.355 | 387.109 | 402.451 |
| Investments available for sale | 12.000 | 12.000 | 12.000 |
| Accounts with related companies | 209.327 | 9.978 | 1.299 |
| Deferred income tax | 2.028 | 5.684 | 5.951 |
| Deferred charges and other non-current assets | 8.707 | 11.099 | 14.313 |
| Total assets | 882.036 | 557.948 | 533.287 |
| **Liabilities and Shareholders' Equito** | | | |
| Current liabilities | | | |
| Bank loans | 15.853 | 4.571 | 8.334 |
| Current portion of long-term loans | 18.704 | 3.713 | 23.023 |
| Current portion of provision for contingency for guarantee granted | 85.000 | - | - |
| Accounts payable | | | |
| Suppliers | 43.129 | 23.121 | 13.155 |
| Related companies | 37.435 | 28.877 | 23.803 |
| Profit sharing, vacation bonus and other personnel accruals | 9.072 | 7.285 | 6.361 |
| Taxes | 15.010 | 2.928 | 2.160 |
| Interest and bank commissions payable | 504 | 557 | - |
| Dividends payable | 69 | 82 | - |
| Other current liabilities | 13.589 | 9.022 | 10.233 |
| Total current liabilities | 238.365 | 80.156 | 87.069 |
| Long-term loans | 236.200 | 246.163 | 232.191 |
| Accrual for employee termination benefits, net of advances and loans to employees | 7.531 | 6.556 | 5.632 |
| Deferred income tax | 59.086 | 50.387 | 60.460 |
| Provision for contingency for guarantee granted | 105.000 | - | - |
| Other liabilities | 24.807 | 14.790 | - |
| Total liabilities | 670.989 | 398.052 | 385.352 |
| Minority interests in subsidiaries | 70.185 | 66.859 | 67.772 |
| Shareholders' equity, see accompanying statement (Note 13) | 140.862 | 93.037 | 80.163 |
| Total liabilities, minority interests and shareholders' equity | 882.036 | 557.948 | 533.287 |

• Restated

# Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
## Consolidated Statement of Income
## Years ended September 30, 2004, 2003 and 2002

| *(Thousands of U.S. dollars, except average outstanding shares and income per share amounts)* | 2004 | 2003 • | 2002 • |
|---|---|---|---|
| **Net sales** | | | |
| Exports | 235.920 | 112.700 | 102.674 |
| Domestic | 262.543 | 137.165 | 170.939 |
| | 498.463 | 249.865 | 273.613 |
| Cost of sales | (360.095) | (195.882) | (241.150) |
| Gross income | 138.368 | 53.983 | 32.463 |
| General and administrative expenses | (28.159) | (19.353) | (25.786) |
| Operating income | 110.209 | 34.630 | 6.677 |
| Interest and other financial expenses | (13.184) | (16.348) | (28.436) |
| Interest income | 2.317 | 734 | 670 |
| Exchange gain (loss), net | 2.726 | (801) | 14.380 |
| Adjustment in value of long-term loans with financial institution | (4.435) | - | - |
| Provision for investments in shares and accounts receivable from associates | (11.745) | (1.516) | (65.061) |
| Equity in losses of affiliates | - | - | (27.546) |
| Other expenses, net | (6.963) | (5.365) | (1.527) |
| | (31.284) | (23.296) | (107.520) |
| Income before taxes and minority interests | 78.925 | 11.334 | (100.843) |
| Taxes | (27.354) | 3.005 | (19.918) |
| Income before minority interests | 51.571 | 14.339 | (120.761) |
| Minority interests in subsidiaries | (3.856) | (2.335) | 25.215 |
| Net income | 47.715 | 12.004 | (95.546) |
| Net income per share (in US$) | 0.013 | 0.003 | 0.027 |
| Weighted average of outstanding shares (in thousands) | 3.529.755 | 3.529.755 | 3.529.755 |

• Restated

# Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
## Consolidated Statement of Changes in Shareholders' Equity
## Years ended September 30, 2004, 2003 and 2002

| (Thousands of U.S. dollars) | Capital stock | Share premium (discount) | Revaluation of fixed assets | Unappropriated earnings: Legal reserve | Unappropriated earnings: (Deficit) | Treasury shares and shares held by subsidiaries | Translation reserve of foreign subsidiaries (Proalco) | Total |
|---|---|---|---|---|---|---|---|---|
| **Balances at September 30, 2001•** | 286.249 | 38.474 | 131.876 | 44.428 | (320.350) | (1.443) | (962) | 178.272 |
| Net income for 2002 | - | - | - | - | (95.546) | - | - | (95.546) |
| Change in revaluation | - | - | (3.873) | - | 332 | - | - | (3.541) |
| Capital stock increase | 12.283 | (11.178) | - | 52 | (52) | - | - | 1.105 |
| Effect from translation of net investment in foreign subsidiaries | - | - | - | - | - | - | (127) | (127) |
| **Balances at September 30, 2002•** | 298.532 | 27.296 | 128.003 | 44.480 | (415.616) | (1.443) | (1.089) | 80.163 |
| Net income for 2003 | - | - | - | - | 12.004 | - | - | 12.004 |
| Change in revaluation | - | - | 4.716 | - | (4.007) | - | - | 709 |
| Stock dividends declared | - | - | - | - | (1.443) | 1.443 | - | - |
| Effect from translation of net investment in foreign subsidiaries | - | - | - | - | - | - | 161 | 161 |
| **Balances at September 30, 2003•** | 298.532 | 27.296 | 132.719 | 44.480 | (409.062) | - | (928) | 93.037 |
| Net income for 2004 | - | - | - | - | 47.715 | - | - | 47.715 |
| Change in revaluation | - | - | (3.134) | - | 3.610 | - | - | 476 |
| Effect from translation of net investment in foreign subsidiaries | - | - | - | - | - | - | (366) | (366) |
| **Balances at September 30, 2004** | 298.532 | 27.296 | 129.585 | 44.480 | (357.737) | - | (1.294) | 140.862 |

• Restated

# Siderúrgica Venezolana "Sivensa", S.A. and its Subsidiaries
## Consolidated Statement of Cash Flows
## Years ended September 30, 2004, 2003 and 2002

| *(Thousands of U.S. dollars)* | **2004** | **2003 •** | **2002 •** |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | 47.715 | 12.004 | (95.546) |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Equity in results of affiliates | - | - | 27.546 |
| Minority interests in subsidiaries | 3.856 | 2.335 | (25.214) |
| Provision for investments in shares and accounts receivable from associates | 11.745 | 1.516 | 65.061 |
| Depreciation and amortization | 28.744 | 29.916 | 26.620 |
| Exchange gain (loss) | (2.726) | 801 | (13.944) |
| Interest accrued on long-term loans | - | - | 21.336 |
| Deferred income tax | 11.802 | (6.061) | 18.268 |
| Provision for slow-moving inventories | 36 | (639) | 388 |
| Allowance for doubtful accounts | 569 | (2.290) | 3.076 |
| Decrease in market value of investments and other assets | 39 | 1.101 | 2.191 |
| Adjustment in value of long-term loans with financial institution | 4.435 | - | - |
| Net change in operating assets and liabilities | | | |
| Trade receivables and other | (65.585) | (9.657) | (14.535) |
| Related companies net and provision for contingency for guarantee granted | (32.189) | (1.232) | 5.225 |
| Inventories | (33.515) | (7.952) | 8.820 |
| Advances to suppliers, deferred income tax, deferred charges and other non-current assets | (5.794) | (3.067) | (2.725) |
| Prepaid expenses, current deferred income tax, and other current assets | (2.231) | (1.134) | - |
| Employee termination benefits | 1.989 | 788 | - |
| Accounts payable, accrued expenses, deferred income tax and other liabilities | 36.668 | 8.161 | (4.291) |
| Net cash provided by operating activities | 5.558 | 24.590 | 22.276 |
| **Cash Flows from Investing Activities** | | | |
| Additions to property, plant and equipment, net | (11.408) | (5.600) | (3.380) |
| Investment purchases, net | - | (22) | 1.136 |
| Net cash used in investing activities | (11.408) | (5.622) | (2.244) |
| **Cash Flows from Financing Activities** | | | |
| Short-term loans received (paid), net | 11.282 | (8.175) | (3.748) |
| Long-term loans received | 32.602 | 9.175 | (7.971) |
| Long-term loans paid | (27.923) | (15.432) | - |
| Net cash provided by (used in) financing activities | 15.961 | (14.432) | (11.719) |
| **Effect of Exchange Gain (Loss) on Cash and Cash Equivalents** | (2.606) | 454 | 1.127 |
| **Cash and Cash Equivalents** | | | |
| Increase for the year | 7.505 | 4.990 | 9.440 |
| Balance at the beginning of the year | 39.297 | 34.307 | 24.867 |
| Balance at the end of the year | 46.802 | 39.297 | 34.307 |
| **Supplementary Information** | | | |
| Cash paid during the year for | | | |
| Interest | 6.900 | 8.281 | 4.958 |
| Taxes | 4.347 | 1.903 | 4.167 |
| **Supplementary Information on Non-Cash Activities** | | | |
| Revaluation of fixed assets, net | (3.134) | 4.716 | ( 3.873) |
| Stock dividends declared | - | 1.443 | - |
| Capital stock increase | - | - | 1.105 |
| Effect from translation of net investment in foreign subsidiary (Proalco) | (366) | 161 | (127) |

• Restated